UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MagnaChip Semiconductor Corporation
File No. 333-126019-09 - CF #29349

MagnaChip Semiconductor S.A.
File No. 333-126019 - CF #29349

MagnaChip Semiconductor Finance Company
File No. 333-126019-10 - CF #29349

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MagnaChip Semiconductor Corporation (successor to MagnaChip Semiconductor LLC), MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on June 21, 2005.

Based on representations by MagnaChip Semiconductor Corporation, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.27   through March 18, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Daniel Morris
        Special Counsel